AM
12-6-2004

04016585

VF 12-3-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 9 2004
WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Iron Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 West 35th Street
(No. and Street)

Chicago (City) Illinois (State) 60609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anne Stern
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guy R. Wilcox, CPA, PC
(Name – *if individual, state last, first, middle name*)

2270 Castle Lake Drive (Address) Tyrone (City) Georgia (State) 30290 (Zip Code)

PROCESSED
DEC 0 7 2004
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Noto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iron Capital Markets, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy Noto
Signature

Executive Vice President
Title

Shakirah El-Amin 11/26/04
Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires Feb. 19, 2008.

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IRON CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

INCLUDING

INDEPENDENT AUDITOR'S REPORT AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e) (3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT

IRON CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

INCLUDING

INDEPENDENT AUDITOR'S REPORT AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e) (3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

GUY R. WILCOX, CPA, PC
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Iron Capital Markets, Inc.
Chicago, Illinois

I have audited the following financial statements of Iron Capital Markets, Inc. (the "Company") for the year ended September 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934:

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Iron Capital Markets, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Iron Capital Markets, Inc. as of September 30, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
November 5, 2004

IRON CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$	871
CERTIFICATE OF DEPOSIT – At cost plus accrued interest of $688 which approximates fair value.		121,688
RECEIVABLE FROM CLEARING BROKER/DEALER		39,181
RECEIVABLES FROM RELATED PARTY		38,603
PREPAIDS AND DEPOSITS		4,035
TOTAL	$	204,378

LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	12,071
PAYABLES TO RELATED ENTITIES		3,000
Total Liabilities		15,071
SHAREHOLDER'S EQUITY:		
Common stock – no par value, at stated value; 1,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		344,847
Retained (deficit)		(156,540)
Total shareholder's equity		189,307
TOTAL	$	204,378

See Accompanying Notes and Accountant's Report

IRON CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

REVENUES:		
Gains on securities trading	$	66,676
Underwriting Fees		99,411
Commissions		904
Interest		1,326
Total revenues		168,317
EXPENSES:		
Consulting Fee		56,396
Dues, Subscriptions, and Licenses		34,016
Regulatory Fees		11,957
Professional Fees		9,027
Clearing Charges		6,935
Rent		5,947
Travel and Entertainment		9,976
Office Expense		21,009
Total expenses		155,263
NET INCOME	$	13,054

See Accompanying Notes and Accountant's Report.

IRON CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE SEPTEMBER 30, 2003	$ 1,000	$ 308,158	$ (169,594)	$ 139,564
Capital contributions by shareholder's		36,689		36,689
Net income			13,054	13,054
BALANCE, SEPTEMBER 30, 2004	$ 1,000	$344,847	$ (156,540)	$ 189,307

See Accompanying Notes and Accountant's Report.

IRON CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	13,054
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Changes in assets and liabilities:		
Receivable from broker/dealers		(12,559)
Prepaids and Other		(4,035)
Accounts Payable		10,021
Accrued Interest		32
Net cash flows used in operating activities		6,541
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of certificates of deposit		(242,000)
Maturities of certificates of deposit		242,000
Net cash flows from investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional Paid in Capital Contributions		36,689
Payable to related entities		(42,603)
Net cash flows from financing activities		(5,914)
NET INCREASE IN CASH		599
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		272
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	871

See Accompanying Notes and Accountant's Report.

NOTE 1 – GENERAL

Basis of Presentation – The accompanying financial statements include the accounts of Iron Capital Markets, Inc. (the Company).

Nature of Operations – The Company, an Illinois corporation organized on February 1, 2000, became a registered securities broker/dealer on August 1, 2001 (commencement of operations as a registered broker/dealer) for the purpose of establishing a bond underwriting and municipal financial advisory business. The Company participates in negotiated securities underwritings of county, state and municipal issuers and corporate issuersas co-manager in a group of managers. The Company also engages in fixed income securities trading. All securities trades are cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and money market investments that mature in 90 days or less from the date of acquisition.

Revenue Recognition – Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Securities owned are recorded at fair value. Unrealized gains and losses on securities are included in the determination of net income (loss).

Income Taxes – The Company files its tax return as a consolidated subsidiary of its parent corporation. The consolidated group has a sufficient net operating loss to offset the tax liability of the Company. Accordingly, no income taxes have been accrued as their potential impact would not be material to the financial statements. The Company files its income tax returns on a calendar year end basis.

Use of Estimates – The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in a demand deposit and certificate of deposit with one federally insured bank. The balances in these accounts exceed federally insured limits. At September 30, 2004, $21,688 was uninsured. The Company does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, at the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At September 30, 2004, the Company had net capital, as defined, of $145,535, which was $45,535 in excess of its required minimum net capital.

There were no liabilities subordinated to claims of general creditors.

NOTE 4 – CERTIFICATE OF DEPOSIT

The certificate of deposit was issued by a commercial bank on May 11, 2004 with a maturity of one year. The certificate of deposit currently pays interest at a rate of 1.45%, compounded quarterly, and matures on May 11, 2005. The certificate of deposit is reflected in the Statement of Financial Condition at cost plus accrued interest of $688, which approximates fair value at September 30, 2004.

NOTE 5 – RECEIVABLE FROM CLEARING BROKER/DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling fixed income securities for a select group of investors. The Company introduces these transactions for clearance by another broker/dealer on a fully disclosed basis. As a securities dealer, the Company participates in negotiated securities underwritings.

The receivable from broker/dealers arises in the normal course of business from the settlement of securities transactions. The receivable is generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of major exchanges. At September 30, 2004, the receivable includes a $15,000 cash deposit (on which the clearing broker/dealer pays the Company a short-term money market rate of interest). The remaining balance of $24,181 represents commissions due on securities transactions.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. At September 30, 2004, the Company had no customers introduced to the clearing broker.

NOTE 6 – COMMITMENTS

The Company leases office space under a non cancelable operations lease with the following maturities:

September 30, 2005	$	4,800
September 30, 2006		2,400
	$	7,200

Total rent under non cancelable leases for the year ending September 30, 2004 was $2,400.

IRON CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPTIAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 30, 2004

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	189,307
LESS NONALLOWABLE ASSETS		43,326
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		145,981
HAIRCUT ON SECURITIES POSITION		446
NET CAPITAL	$	145,535
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$	15,071
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
EXCESS NET CAPITAL	$	45,535
EXCESS NET CAPITAL AT 100% (Net capital less 10% of aggregate indebtedness)	$	144,028
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		10.3%

Note: No material difference exists between the net capital presented on this schedule and the net capital computation shown on Part IIA of the Company's unaaudited focus report filing for the period ended September 30, 2004.

See Accompanying Notes and Accountant's Report.

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

GUY R. WILCOX, CPA, PC
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Iron Capital Markets, Inc.
Chicago, Illinois

In planning and performing my audit of the financial statements of Iron Capital Markets, Inc. (the "Company") for the year ended September 30, 2004 (on which I issued my report dated November 5, 2004), I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Shareholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

November 5, 2004